Exhibit 11- Computation of Earnings Per Share

BRIDGE  BANCORP,  INC.  AND SUBSIDIARY
Unaudited Computation of Per Share Income
                                                    Three months ended March 31,
                                                             2001          2000
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Net Income                                             $1,457,000    $1,210,000

Common Equivalent Shares:

Weighted Average Common Shares Outstanding              4,214,269     4,250,564
Weighted Average Common Equivalent Shares                  24,786        17,933
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Weighted Average Common and Common Equivalent Shares    4,239,055     4,268,497
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Net Income per Common Equivalent Share                      $0.34         $0.28